July 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE:       US Nuclear Corp.

Registration Statement on Form S-1

File No. 333-265999

To Whom It May Concern:

Please allow this correspondence to serve as an amendment to the Registration Statement on Form S-1 filed by US Nuclear Corp. (the “Company”) with the Securities and Exchange Commission on June 30, 2022. The purpose of this amendment is to include the delaying amendment language required by Rule 473(a) of the Securities Act of 1933, as amended, as follows:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The Company requests that the Staff contact Devin W. Bone, Esq. at (248) 792-6886 or dbone@paalawfirm.com with any questions or comments.

US NUCLEAR CORP.

/s/ Robert I. Goldstein
Robert I. Goldstein
President and CEO